UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

December 13, 2022

METHANEX ANNOUNCES CHANGES TO EXECUTIVE LEADERSHIP TEAM

VANCOUVER, British Columbia, December 13, 2022 (GLOBE NEWSWIRE) -- Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce the following appointments to its executive leadership team (ELT) by Rich Sumner who, as previously announced, will assume the role of President and CEO as of January 1, 2023:

•Dean Richardson, currently Vice President, Corporate Finance, has been appointed as Senior Vice President, Finance and Chief Financial Officer, as of February 1, 2023. Mr. Richardson has worked closely with Ian Cameron, retiring Senior Vice President, Finance and Chief Financial Officer for over a decade, in a variety of progessively senior and strategic finance roles.

•Kevin Maloney, currently Vice President, Corporate Development, has been appointed as Senior Vice President, Corporate Development as of January 1, 2023. Vanessa James will step down from her role as Senior Vice President, Corporate Development and Sustainability and will support the transition through the first half of Q1 2023. Mr. Maloney, in his current role, is the Geismar 3 (G3) project business owner and is well equipped to seamlessly take over executive leadership of G3, Methanex’s highly advantaged project which is expected to produce methanol in Q4 2023.

•Gustavo Parra, currently Vice President, Manufacturing Strategy and Planning, has been appointed as Senior Vice President, Manufacturing as of January 1, 2023. Kevin Henderson will retire as Senior Vice President, Manufacturing.

•Karine Delbarre, currently Vice President, North America Marketing & Logistics, has been appointed as Senior Vice President, Global Marketing & Logistics as of January 1, 2023, filling the vacancy left by Rich Sumner following his appointment as President and CEO.

•Mark Allard, currently Vice President of North America Manufacturing, has been appointed as the Senior Vice President, Low Carbon Solutions as of January 1, 2023. The newly formed function demonstrates our commitment to identify and execute on opportunities for methanol in the transition to a low carbon economy.

•Kevin Price, currently General Counsel & Corporate Secretary, has been appointed as Senior Vice President, General Counsel & Corporate Secretary as of January 1, 2023.

“I am excited to announce these changes to the executive leadership team. These appointments are the result of strong internal talent development and multi-year succession planning which allows the company to make an orderly transition for the planned retirements of ELT. The new ELT members bring together over 120 years of leadership experience with the company which will allow them to seamlessly step into their roles and make an immediate impact. To support the transition, Mr. Cameron, who has gained broad knowledge of our business and strategy over almost 30 years, will remain with Methanex in an advisory role.” said Rich Sumner, Methanex’s incoming President and CEO. “We continue to focus on providing our customers with reliable methanol supply and generating strong returns for our shareholders. On behalf of everyone at Methanex, I want to thank Ian Cameron, Kevin Henderson, and Vanessa James for their significant contributions to the company.”

Visit Leadership | Methanex Corporation for biographies for the new leadership team members.

About Methanex Corporation

Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

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For further information, contact:

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: December 13, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary